Exhibit 5.0







September 24, 2002


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  American Fire Retardant Corp. - Form S-8

Gentlemen:

     I have acted as counsel to American Fire Retardant Corp., a Nevada corporation (the "Company"), in connection with its Registration Statement on Form S-8 relating to the registration of 1,000,000 shares of its common stock ("Incentive Shares"), $0.001 par value per Incentive Share, which are issuable pursuant to the Company's Employee Stock Incentive Plan for Year 2002, as well as the registration of 24,000,000 shares of its common stock ("Stock Shares"), $0.001 par value per Stock Share, which are issuable pursuant to the Company's Non-Employee Directors and Consultants Stock Retainer Plan for the Year 2002.

     In my representation, I have examined such documents, corporate records, and other instruments as have been provided to me for the purposes of this opinion, including, but not limited to, the Articles of Incorporation, and all amendments thereto, and Bylaws of the Company and the corporate resolutions adopting the plan.

     Based upon and in reliance on the foregoing, and subject to the qualifications and assumptions set forth below, it is my opinion that the Company is duly organized and validly existing as a corporation under the laws of the State of Nevada, and that the Incentive Shares and the Stock Shares, when issued or delivered in accordance with the Plans, will be validly issued, fully paid, and non-assessable.

         My opinion is limited by and subject to the following:

     (a) In rendering my opinion I have assumed that, at the time of each issuance and sale of the Shares, the Company will be a corporation validly existing and in good standing under the laws of the State of Nevada.

     (b) In my examination of all documents, certificates and records, I have assumed without investigation, the authenticity and completeness of all documents submitted to me as originals, the conformity to the originals of all documents submitted to me as copies and the authenticity and completeness of the originals of all documents submitted to me as copies. I have also assumed the genuineness of all signatures, the legal capacity of natural persons, the authority of all persons executing documents on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company. As to matters of fact material to this opinion, I have relied upon statements and representations of representatives of the Company and of public officials and have assumed the same to have been properly given and to be accurate. I am also assuming that all Incentive Shares and Stock Shares will be issued in accordance with the terms and provisions of the Plans.

     This opinion is limited to Federal securities laws and regulations governing the permissible uses of Form S-8, and in particular the Nevada Revised Statutes of the State of Nevada. In addition, I hereby consent to the filing of this opinion with the United States Securities and Exchange Commission as
Exhibit 5.0 to the above referenced registration statement.
This opinion is not to be used, circulated, quoted or otherwise referred to for other purpose without my prior written consent. This opinion is based upon my knowledge of the law and facts as of the date hereof. I assume no duty to communicate with you with respect to any matter which comes to my attention hereafter.


Sincerely,


/s/Gregory Bartko
Gregory Bartko, Esq.
GAB/nmn
cc: Steve Owens, President
    HJ Associates & Consultants, LLP